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                                                                    EXHIBIT 4(s)

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                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.









                              Warrants to Purchase
       876,492 Shares of Series N Capital Stock with Limited Voting Rights






                                WARRANT AGREEMENT





                           Dated as of March 17, 2000




                              THE BANK OF NEW YORK




                                  Warrant Agent

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                                WARRANT AGREEMENT

          WARRANT AGREEMENT (the "WARRANT AGREEMENT"), dated as of March 17, 2000, between Maxcom Telecomunicaciones, S.A. de C.V., sociedad anonima de capital variable organized under the laws of Mexico (the "COMPANY"), and The Bank of New York, a New York banking corporation, as warrant agent (the "WARRANT AGENT").

          WHEREAS, the Company proposes to issue warrants (the "WARRANTS"; such term includes any warrants being issued separately to the Initial Purchasers that are not part of the Units (the "INITIAL PURCHASER WARRANTS") and issued pursuant to the terms of the Commitment and Engagement Letter, dated as of February 22, 2000 between the Company and Warburg Dillon Read LLC) to initially purchase up to an aggregate of 876,492 shares of Series N Capital Stock with limited voting rights, no par value per share (the "CAPITAL STOCK"; such term includes any Certificados de Participacion Ordinarios or "CPOs" that are issued pursuant to the Restructuring (as defined in this Agreement) of the Company (the Capital Stock issuable on exercise of the Warrants being referred to herein as the "WARRANT SHARES"), in connection with the offering (the "OFFERING") by the Company of 300,000 Units (the "Units"), each consisting of $1,000 principal amount of the Company's 13 3/4% Senior Notes due 2007 (the "NOTES") and one Warrant, each Warrant initially representing the right to purchase 2.54979 Warrant Shares.

          WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act in connection with the issuance of Warrant Certificates (as defined) and other matters as provided herein.

          NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

SECTION 1. CERTAIN DEFINITIONS.

          As used in this Agreement, the following terms shall have the following respective meanings:

          "144A GLOBAL WARRANT" means a global Warrant substantially in the form of Exhibit A hereto bearing the Global Warrant Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee.

          "AFFILIATE" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such specified Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

          "APPLICABLE PROCEDURES" means, with respect to any transfer or exchange of or for beneficial interests in any Global Warrant, the rules and procedures of the Depositary, Euroclear and Clearstream Banking Luxembourg that apply to such transfer or exchange.

          "BUSINESS DAY" means any day other than a Legal Holiday.

          "CLEARSTREAM BANKING LUXEMBOURG" means Clearstream Banking societe anonyme Luxembourg, a limited liability company organized under Luxembourg law.

          "CLOSING DATE" means the date hereof.

          "COMMISSION" means the Securities and Exchange Commission.





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          "CURRENT MARKET VALUE" per share of Capital Stock or of any other security (herein collectively referred to as a "Security") at any date shall be:

          (1) if the Security is not registered under the Exchange Act; (i) the value of the Security determined in good faith by the board of directors of the Company and certified in a board resolution, based on the most recently completed arm's length transaction between the Company and a person other than an Affiliate of the Company and the closing of which occurs on such date or shall have occurred within six months preceding such date or (ii) if no such transaction shall have occurred on such date or within such six-month period, the value of the Security determined as of a date within 30 days preceding such date by an independent internationally recognized investment banking firm, or

          (2) if the Security is registered under the Exchange Act, the average of the daily closing bid prices of such Security for 30 consecutive Business Days selected by the Company from the period of 45 Business Days preceding such date, but only if such Security shall have been listed on a national securities exchange of the Nasdaq National Market or traded through an automated quotation system during such entire 45-Business Day period.

          "DEPOSITARY" means, with respect to the Warrants issuable or issued in whole or in part in global form, the Person specified in Section 3.3 hereof as the Depositary with respect to the Warrants, and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of the Indenture.

          "EUROCLEAR" means Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear system.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

          "GLOBAL WARRANTS" means, individually and collectively, each of the Restricted Global Warrants and the Unrestricted Global Warrants, substantially, in the form of Exhibit A hereto issued in accordance with Section 3.1(b) and 3.5 hereof.

          "GLOBAL WARRANT LEGEND" means the legend set forth in Section 3.5(f)(ii), which is required to be placed on all Global Warrants issued under this Warrant Agreement.

          "HOLDER" means a person who is listed as the record owner of Registrable Securities.

          "IAI GLOBAL WARRANT" means the global Warrant substantially in the form of Exhibit A hereto bearing the Global Warrant Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee.

          "INDENTURE" means the indenture, dated the date hereof, between the Company, Corporativo en Telecomunicaciones, S.A. de C.V. and The Bank of New York, as Trustee relating to the Notes.

          "INDIRECT PARTICIPANT" means a Person who holds a beneficial interest in a Global Warrant through a Participant.

          "INITIAL PURCHASERS" means Warburg Dillon Read LLC and Donaldson, Lufkin & Jenrette Securities Corporation.

          "INSTITUTIONAL ACCREDITED INVESTOR" means an institution that is an "accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, which is not also a QIB.

          "LEGAL HOLIDAY" means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a




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payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period.

          "NON-U.S. PERSON" means a Person who is not a U.S. Person.

          "OFFICER" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

          "OPINION OF COUNSEL" means an opinion from legal counsel, which counsel may be an employee of or counsel to the Company, or any subsidiary of the Company.

          "PARTICIPANT" means, with respect to the Depositary, Euroclear or Clearstream Banking Luxembourg, a Person who has an account with the Depositary, Euroclear or Clearstream Banking Luxembourg, respectively (and, with respect to The Depository Trust Company, shall include Euroclear and Clearstream Banking Luxembourg).

          "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business.

          "PRIVATE PLACEMENT LEGEND" means the legend set forth in Section 3.5(f)(i) to be placed on all Warrants issued under this Warrant Agreement except where otherwise permitted by the provisions of this Warrant Agreement.

          "QIB" means a "qualified institutional buyer" as defined in Rule 144A.

          "REGISTRABLE SECURITIES" means any of (a) the Warrant Shares (whether or not the related Warrants have been exercised) and (b) any other securities issued or issuable (including without limitation, CPOs) with respect to the Warrants or Warrant Shares by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

          "REGULATION S" means Regulation S promulgated under the Securities
Act.

          "Regulation S Global Warrant" means a global Warrant in the form of Exhibit A hereto bearing the Global Warrant Legend, the Private Placement Legend and the Regulation S Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee.

          "REGULATION S LEGEND" means the legend set forth in Section 3.5(f)(iv) to be placed on all Registrable Securities issued pursuant to Regulation S.

          "RESPONSIBLE OFFICER" shall mean, when used with respect to the Warrant Agent, any officer within the corporate trust department of the Warrant Agent, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Warrant Agent who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Warrant Agreement.

          "RESTRICTED DEFINITIVE WARRANT" means a Definitive Warrant bearing the Private Placement Legend.

          "RESTRICTED GLOBAL WARRANT" means a Global Warrant bearing the Private Placement Legend.

          "RULE 144" means Rule 144 promulgated under the Securities Act.




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          "RULE 144A" means Rule 144A promulgated under the Securities Act.

          "RULE 903" means Rule 903 promulgated under the Securities Act.

          "RULE 904" means Rule 904 promulgated under the Securities Act.

          "SECURITIES ACT" means the Securities Act of 1933, as amended.

          "SEPARATION DATE" means the earliest of (i) 180 days after the Closing Date, (ii) the date on which a registration statement with respect to a registered exchange offer for the Notes is declared effective under the Securities Act, (iii) the date a shelf registration statement with respect to the Notes is declared effective under the Securities Act and (iv) such date as Warburg Dillon Read LLC in its sole discretion shall determine.

          "TRANSFER RESTRICTED SECURITIES" shall mean (a) each Warrant and Warrant Share held by an Affiliate of the Company and (b) each other Warrant and Warrant Share until the earlier to occur of (i) the date on which such Warrant or Warrant Share (other than any Warrant Share issued upon exercise of a Warrant in accordance with a Registration Statement (as defined in the Warrant Registration Rights Agreement)) has been disposed of in accordance with a Registration Statement and (ii) the date on which such Warrant or Warrant Share (or the related Warrant) is distributed to the public pursuant to Rule 144(k) (or any other similar provision, but not Rule 144A) under the Act.

          "TRUSTEE" means the trustee under the Indenture.

          "UNRESTRICTED GLOBAL WARRANT" means a global Warrant substantially in the form of Exhibit A attached hereto that bears the Global Warrant Legend and that has the "Schedule of Exchanges of Interests in the Global Warrant" attached thereto, and that is deposited with or on behalf of and registered in the name of the Depositary, representing a series of Warrants that do not bear the Private Placement Legend.

          "UNRESTRICTED DEFINITIVE WARRANT" means one or more Definitive Warrants that do not bear and are not required to bear the Private Placement Legend.

          "U.S. PERSON" means a U.S. person as defined in Rule 902(o) under the Securities Act.

          "WARRANT REGISTRATION RIGHTS AGREEMENT" means the registration rights agreement, dated as of March 17, 2000, between the Company and the Initial Purchasers relating to the Warrants and the Warrant Shares.

SECTION 2. APPOINTMENT OF WARRANT AGENT.

          The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the instructions set forth hereinafter in this Agreement and the Warrant Agent hereby accepts such appointment.

SECTION 3. ISSUANCE OF WARRANTS; WARRANT CERTIFICATES.

     3.1  FORM AND DATING.

          (a)       General.

          The Warrants shall be substantially in the form of Exhibit A hereto (the "Warrant CERTIFICATES"). The Warrants may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Warrant shall be dated the date of the countersignature.

          The terms and provisions contained in the Warrants shall constitute, and are hereby expressly made, a part of this Warrant Agreement. The Company and the Warrant Agent, by their execution and delivery of this Warrant Agreement, expressly agree to such terms and provisions and to be bound thereby. However, to the




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extent any provision of any Warrant conflicts with the express provisions of this Warrant Agreement, the provisions of this Warrant Agreement shall govern and be controlling.

          (b)       Global Warrants.

          Warrants issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Warrant Legend thereon and the "Schedule of Exchanges of Interests in the Global Warrant" attached thereto). Warrants issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Warrant Legend thereon and without the "Schedule of Exchanges of Interests in the Global Warrant" attached thereto). Each Global Warrant shall represent such of the outstanding Warrants as shall be specified therein and each shall provide that it shall represent the number of outstanding Warrants from time to time endorsed thereon and that the number of outstanding Warrants represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Warrant to reflect the amount of any increase or decrease in the number of outstanding Warrants represented thereby shall be made by the Warrant Agent in accordance with instructions given by the Holder thereof as required by
Section 3.5 hereof.

          (c)       Euroclear and Cedelbank Procedures Applicable.

          The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream Banking Luxembourg" and "Customer Handbook" of Clearstream Banking Luxembourg shall be applicable to transfers of beneficial interests in the Regulation S Global Warrant that are held by Participants through Euroclear or Clearstream Banking Luxembourg.

    3.2   EXECUTION.

          An Officer shall sign the Warrants for the Company by manual or facsimile signature.

          If the Officer whose signature is on a Warrant no longer holds that office at the time a Warrant is countersigned, the Warrant shall nevertheless be valid.

          A Warrant shall not be valid until countersigned by the manual signature of the Warrant Agent. The signature shall be conclusive evidence that the Warrant has been properly issued under this Warrant Agreement.

          The Warrant Agent shall, upon a written order of the Company signed by an Officer (a "WARRANT COUNTERSIGNATURE ORDER"), countersign Warrants for original issue up to the number stated in the preamble hereto.

          The Warrant Agent may appoint an agent acceptable to the Company to countersign Warrants. Such an agent may countersign Warrants whenever the Warrant Agent may do so. Each reference in this Warrant Agreement to a countersignature by the Warrant Agent includes a countersignature by such agent. Such an agent has the same rights as the Warrant Agent to deal with the Company or an Affiliate of the Company.

    3.3   WARRANT REGISTRAR.

          The Company shall maintain an office or agency where Warrants may be presented for registration of transfer or for exchange ("WARRANT REGISTRAR"). The Warrant Registrar shall keep a register of the Warrants and of their transfer and exchange. The Company may appoint one or more co-Warrant Registrars. The term "Warrant Registrar" includes any co-Warrant Registrar. The Company may change any Warrant Registrar without notice to any holder. The Company shall notify the Warrant Agent in writing of the name and address of any agent not a party to this Warrant Agreement. If the Company fails to appoint or maintain another entity as Warrant Registrar, the Warrant Agent shall act as such. The Company or any of its subsidiaries may act as Warrant Registrar.

          The Company initially appoints The Depository Trust Company ("DTC") to act as Depositary with respect to the Global Warrants.




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          The Company initially appoints the Warrant Agent to act as the Warrant
Registrar with respect to the Global Warrants.

    3.4   HOLDER LISTS.

          The Warrant Agent shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Warrant Agent is not the Warrant Registrar, the Company shall promptly furnish to the Warrant Agent at such times as the Warrant Agent may request in writing, a list in such form and as of such date as the Warrant Agent may reasonably require of the names and addresses of the Holders.

    3.5   TRANSFER AND EXCHANGE.

          (a)  Transfer and Exchange of Global Warrants.

          A Global Warrant may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Warrants will be exchanged by the Company for Definitive Warrants if (i) the Company delivers to the Warrant Agent notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 days after the date of such notice from the Depositary or (ii) the Company in its sole discretion determines that the Global Warrants (in whole but not in part) should be exchanged for Definitive Warrants and delivers a written notice to such effect to the Warrant Agent. Upon the occurrence of either of the preceding events in (i) or (ii) above, Definitive Warrants shall be issued in such names as the Depositary shall instruct the Warrant Agent. Global Warrants also may be exchanged or replaced, in whole or in part, as provided in Sections
3.6 and 3.7 hereof. A Global Warrant may not be exchanged for another Warrant other than as provided in this Section 3.5(a), however, beneficial interests in a Global Warrant may be transferred and exchanged as provided in Section 3.5(b) or (c) hereof.

          (b) Transfer and Exchange of Beneficial Interests in the Global Warrants.

          The transfer and exchange of beneficial interests in the Global Warrants shall be effected through the Depositary, in accordance with the provisions of this Warrant Agreement and the Applicable Procedures. Beneficial interests in the Restricted Global Warrants shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Warrants also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

          (i) Transfer of Beneficial Interests in the Same Global Warrant. Beneficial interests in any Restricted Global Warrant may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Warrant in accordance with the transfer restrictions set forth in the Private Placement Legend. Beneficial interests in any Unrestricted Global Warrant may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Warrant. No written orders or instructions shall be required to be delivered to the Warrant Registrar to effect the transfers described in this Section 3.5(b)(i).

          (ii) All Other Transfers and Exchanges of Beneficial Interests in Global Warrants. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 3.5(b)(i) above, the transferor of such beneficial interest must deliver to the Warrant Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Warrant in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B)
     (1) a written order from a Participant or an




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     Indirect Participant given to the Depositary in accordance with the
     Applicable Procedures directing the Depositary to cause to be issued a Definitive Warrant in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Warrant Registrar containing information regarding the Person in whose name such Definitive Warrant shall be registered. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Warrants contained in this Agreement and the Warrants or otherwise applicable under the Securities Act, the Warrant Agent shall adjust the principal amount of the relevant Global Warrant(s) pursuant to Section 3.5(g) hereof.

          (iii) Transfer of Beneficial Interests to Another Restricted Global Warrant. A beneficial interest in any Restricted Global Warrant may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Warrant if the transfer complies with the requirements of Section 3.5(b)(ii) above and the Warrant Registrar receives the following:

               (A) if the transferee will take delivery in the form of a beneficial interest in the 144A Global Warrant, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

               (B) if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Warrant, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

               (C) if the transferee will take delivery in the form of a beneficial interest in the IAI Global Warrant, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications and certificates and Opinion of Counsel required by item (3) thereof, if applicable.

          (iv) Transfer and Exchange of Beneficial Interests in a Restricted Global Warrant for Beneficial Interests in the Unrestricted Global Warrant. A beneficial interest in any Restricted Global Warrant may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Warrant or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Warrant if the exchange or transfer complies with the requirements of Section 3.5(b)(ii) above and:

               (A) such transfer is effected pursuant to the Registration Statement in accordance with the Warrant Registration Rights Agreement; or

               (B) the Warrant Registrar receives the following:

                    (1) if the holder of such beneficial interest in a
               Restricted Global Warrant proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Warrant, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

                    (2) if the holder of such beneficial interest in a
               Restricted Global Warrant proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Warrant, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

     and, in each such case set forth in this subparagraph (B), if the Applicable Procedures so require, an Opinion of Counsel to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

          If any such transfer is effected pursuant to subparagraph (B) above at a time when an Unrestricted Global Warrant has not yet been issued, the Company shall issue and, upon receipt of a Warrant Countersignature




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Order in accordance with Section 3.2 hereof, the Warrant Agent shall countersign one or more Unrestricted Global Warrants in the number equal to the number of beneficial interests transferred pursuant to subparagraph (B) above.

          (c) Transfer and Exchange of Beneficial Interests for Definitive Warrants.

          (i) Beneficial Interests in Restricted Global Warrants to Restricted Definitive Warrants. If any holder of a beneficial interest in a Restricted Global Warrant proposes to exchange such beneficial interest for a Restricted Definitive Warrant or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Warrant, then, upon receipt by the Warrant Registrar of the following documentation:

               (A) if the holder of such beneficial interest in a Restricted Global Warrant proposes to exchange such beneficial interest for a Restricted Definitive Warrant, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

               (B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

               (C) if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

               (D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

               (E) if such beneficial interest is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3)(d) thereof, if applicable;

               (F) if such beneficial interest is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

               (G) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Warrant Agent shall cause, in accordance with the standing instructions and procedures existing between the Depositary and the Warrant Agent, the number of Warrants represented by the Global Warrant to be reduced by the number of Warrants to be represented by the Definitive Warrant pursuant to Section 3.5(g) hereof, and the Company shall execute and the Warrant Agent shall countersign and deliver to the Person designated in the instructions a Definitive Warrant in the appropriate amount. Any Definitive Warrant issued in exchange for a beneficial interest in a Restricted Global Warrant pursuant to this Section 3.5(c) shall be registered in such name or names as the holder of such beneficial interest shall instruct the Warrant Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Warrant Agent shall deliver such Definitive Warrants to the Persons in whose names such Warrants are so registered. Any Definitive Warrant issued in exchange for a beneficial interest in a Restricted Global Warrant pursuant to this Section 3.5(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

          (ii) Beneficial Interests in Restricted Global Warrants to Unrestricted Definitive Warrants. A holder of a beneficial interest in a Restricted Global Warrant may exchange such beneficial interest for an Unrestricted Definitive Warrant or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Warrant only if:

               (A) such transfer is effected pursuant to the Registration Statement in accordance with the Warrant Registration Rights Agreement; or

               (B) the Warrant Registrar receives the following:

                    (1) if the holder of such beneficial interest in a
               Restricted Global Warrant proposes to exchange such beneficial interest for a Definitive Warrant that does not bear the Private Placement Legend, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

                    (2) if the holder of such beneficial interest in a
               Restricted Global Warrant proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a Definitive Warrant that does not bear the Private Placement Legend, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

          and, in each such case set forth in this subparagraph (B), if the Applicable Procedures so require, an Opinion of Counsel to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

          (iii) Beneficial Interests in Unrestricted Global Warrants to Unrestricted Definitive Warrants. If any holder of a beneficial interest in an Unrestricted Global Warrant proposes to exchange such beneficial interest for a Definitive Warrant or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Warrant, then, upon satisfaction of the conditions set forth in Section 3.5(b)(ii) hereof, the Warrant Agent shall cause the amount of the applicable Global Warrant to be reduced accordingly pursuant to Section 3.5(g) hereof, and the Company shall execute and the Warrant Agent shall countersign and deliver to the Person designated in the instructions a Definitive Warrant in the appropriate principal amount. Any Definitive Warrant issued in exchange for a beneficial interest pursuant to this Section 3.5(c)(iii) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Warrant Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Warrant Agent shall deliver such Definitive Warrants to the Persons in whose names such Warrants are so registered. Any Definitive Warrant issued in exchange for a beneficial interest pursuant to this Section 3.5(c)(iii) shall not bear the Private Placement Legend.

          (d) Transfer and Exchange of Definitive Warrants for Beneficial Interests.

          (i) Restricted Definitive Warrants to Beneficial Interests in Restricted Global Warrants. If any Holder of a Restricted Definitive Warrant proposes to exchange such Warrant for a beneficial interest in a Restricted Global Warrant or to transfer such Restricted Definitive Warrants to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Warrant, then, upon receipt by the Warrant Registrar of the following documentation:

               (A) if the Holder of such Restricted Definitive Warrant proposes to exchange such Warrant for a beneficial interest in a Restricted Global Warrant, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

               (B) if such Restricted Definitive Warrant is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

               (C) if such Restricted Definitive Warrant is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item
          (2) thereof;

               (D) if such Restricted Definitive Warrant is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

               (E) if such Restricted Definitive Warrant is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3)(d) thereof;

               (F) if such Restricted Definitive Warrant is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item
          (3)(b) thereof; or

               (G) if such Restricted Definitive Warrant is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Warrant Agent shall cancel the Restricted Definitive Warrant, increase or cause to be increased the amount of, in the case of clause (A) above, the appropriate Restricted Global Warrant, in the case of clause (B) above, the 144A Global Warrant, in the case of clause (C) above, the Regulation S Global Warrant, and in all other cases, the IAI Global Warrant.

          (ii) Restricted Definitive Warrants to Beneficial Interests in Unrestricted Global Warrants. A Holder of a Restricted Definitive Warrant may exchange such Warrant for a beneficial interest in an Unrestricted Global Warrant or transfer such Restricted Definitive Warrant to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Warrant only if:

               (A) such transfer is effected pursuant to the Registration Statement in accordance with the Registration Rights Agreement; or

               (B) the Warrant Registrar receives the following:

                    (1) if the Holder of such Definitive Warrants proposes to
               exchange such Warrants for a beneficial interest in the Unrestricted Global Warrant, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

                    (2) if the Holder of such Definitive Warrants proposes to
               transfer such Warrants to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Warrant, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

          and, in each such case set forth in this subparagraph (d), if the Applicable Procedures so require, an Opinion of Counsel to the effect that such exchange or transfer is in compliance with the

          Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

     Upon satisfaction of the conditions of any of the subparagraphs in this
     Section 3.5(d)(ii), the Warrant Agent shall cancel the Definitive Warrants and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Warrant.

          (iii) Unrestricted Definitive Warrants to Beneficial Interests in Unrestricted Global Warrants. A Holder of an Unrestricted Definitive Warrant may exchange such Warrant for a beneficial interest in an Unrestricted Global Warrant or transfer such Definitive Warrants to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Warrant at any time. Upon receipt of a request for such an exchange or transfer, the Warrant Agent shall cancel the applicable Unrestricted Definitive Warrant and increase or cause to be increased the amount of one of the Unrestricted Global Warrants.

     If any such exchange or transfer from a Definitive Warrant to a beneficial interest is effected pursuant to subparagraphs (ii)(B) or (iii) above at a time when an Unrestricted Global Warrant has not yet been issued, the Company shall issue and, upon receipt of an Warrant Countersignature Order in accordance with Section 3.2 hereof, the Warrant Agent shall countersign one or more Unrestricted Global Warrants in the number equal to the number of beneficial interests of Definitive Warrants so transferred.

          (e) Transfer and Exchange of Definitive Warrants for Definitive Warrants.

          Upon request by a Holder of Definitive Warrants and such Holder's compliance with the provisions of this Section 3.5(e), the Warrant Registrar shall register the transfer or exchange of Definitive Warrants. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Warrant Registrar the Definitive Warrants duly endorsed or accompanied by a written instruction of transfer duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 3.5(e).

          (i) Restricted Definitive Warrants to Restricted Definitive Warrants. Any Restricted Definitive Warrant may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Warrant if the Warrant Registrar receives the following:

               (A) if the transfer will be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

               (B) if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; or

               (C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

          (ii) Restricted Definitive Warrants to Unrestricted Definitive Warrants. Any Restricted Definitive Warrant may be exchanged by the Holder thereof for an Unrestricted Definitive Warrant or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Warrant if the Warrant Registrar receives the following:

               (A) if the Holder of such Restricted Definitive Warrants proposes to exchange such Warrants for an Unrestricted Definitive Warrant, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

               (B) if the Holder of such Restricted Definitive Warrants proposes to transfer such Warrants to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Warrant, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

          and, in each such case set forth in these subparagraphs (A) and (B), an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

          (iii) Unrestricted Definitive Warrants to Unrestricted Definitive Warrants. A Holder of Unrestricted Definitive Warrants may transfer such Warrants to a Person who takes delivery thereof in the form of an Unrestricted Definitive Warrant. Upon receipt of a request to register such a transfer, the Warrant Registrar shall register the Unrestricted Definitive Warrants pursuant to the instructions from the Holder thereof.

          (f) Legends.

          The following legends shall appear on the face of all Global Warrants and Definitive Warrants issued under this Warrant Agreement unless specifically stated otherwise in the applicable provisions of this Warrant Agreement.

          (i) Private Placement Legend.

               (A) Except as permitted by subparagraph (B) below, each Global Warrant and each Definitive Warrant (and all Warrants issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

               "THIS SECURITY (OR ITS PREDECESSOR) AND THE WARRANT SHARES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, UNITED STATES PERSONS, EXCEPT AS SET FORTH IN THE NEXT SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER:

          (1)  REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL
BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) (A "QIB"), (B) IT HAS ACQUIRED THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (C) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1),(2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT (AN "IAI"),

          (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QIB PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A,
(C) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S OF THE SECURITIES ACT, (D) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (E) TO AN IAI THAT, PRIOR TO SUCH TRANSFER, FURNISHES THE WARRANT AGENT A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE TRANSFER OF THIS SECURITY (THE FORM OF WHICH CAN BE OBTAINED FROM THE WARRANT AGENT) AND, IF SUCH TRANSFER IS IN RESPECT OF AN AGGREGATE PRINCIPAL AMOUNT OF SECURITY LESS THAN $250,000, AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION

REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY) OR (G) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION,

          (3) AGREES NOT TO ENGAGE IN HEDGING TRANSACTIONS UNLESS IN COMPLIANCE WITH THE SECURITIES ACT AND

          (4) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY OR AN INTEREST HEREIN IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

          AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION" AND "UNITED STATES" HAVE THE MEANINGS GIVEN TO THEM BY RULE 902 OF REGULATION S UNDER THE SECURITIES ACT. THE WARRANT AGREEMENT CONTAINS A PROVISION REQUIRING THE WARRANT AGENT TO REFUSE TO REGISTER ANY TRANSFER OF THIS SECURITY IN VIOLATION OF THE FOREGOING."

               (B) Notwithstanding the foregoing, any Global Warrant or Definitive Warrant issued pursuant to subparagraphs (b)(iv), (c)(ii),
          (c)(iii), (d)(ii), (d)(iii), (e)(ii) or (e)(iii) to this Section 3.5 (and all Warrants issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

          (ii) Global Warrant Legend. Each Global Warrant shall bear a legend in substantially the following form:

               "THIS GLOBAL WARRANT IS HELD BY THE DEPOSITARY (AS DEFINED IN THE WARRANT AGREEMENT GOVERNING THIS WARRANT) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE WARRANT AGENT MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 3.5 OF THE WARRANT AGREEMENT, (II) THIS GLOBAL WARRANT MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 3.5(A) OF THE WARRANT AGREEMENT, (III) THIS GLOBAL WARRANT MAY BE DELIVERED TO THE WARRANT AGENT FOR CANCELLATION PURSUANT TO SECTION 3.8 OF THE WARRANT AGREEMENT AND (IV) THIS GLOBAL WARRANT MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF MAXCOM TELECOMUNICACIONES, S.A. DE C.V."

          (iii) Unit Legend. Each Warrant (other than the Initial Purchaser Warrants) issued prior to the Separation Date shall bear a legend in substantially the following form:

               "THE WARRANTS EVIDENCED BY THIS CERTIFICATE ARE INITIALLY ISSUED AS PART OF AN ISSUANCE OF UNITS (THE "UNITS"), EACH OF WHICH CONSIST OF $1,000 PRINCIPAL AMOUNT AT MATURITY OF THE 13 3/4% SENIOR NOTES DUE 2007 (THE "NOTES") OF MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND ONE WARRANT (THE "WARRANTS") INITIALLY ENTITLING THE HOLDER THEREOF TO PURCHASE 2.54979 SHARES, NO PAR VALUE PER SHARE, OF MAXCOM TELECOMUNICACIONES, S.A. DE C.V. SERIES N CAPITAL STOCK WITH LIMITED VOTING RIGHTS.

               PRIOR TO THE EARLIEST TO OCCUR OF (I) 180 DAYS AFTER THE CLOSING OF THE OFFERING OF THE UNITS, (II) THE DATE ON WHICH A REGISTRATION STATEMENT WITH RESPECT TO A REGISTERED EXCHANGE OFFER FOR THE NOTES IS DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (III) THE DATE A SHELF REGISTRATION STATEMENT WITH RESPECT TO THE NOTES IS DECLARED EFFECTIVE UNDER THE SECURITIES ACT AND (IV) SUCH DATE AS WARBURG DILLON READ LLC IN ITS SOLE DISCRETION SHALL DETERMINE, THE WARRANTS EVIDENCED BY THIS CERTIFICATE MAY

     NOT BE TRANSFERRED OR EXCHANGED SEPARATELY FROM, BUT MAY BE TRANSFERRED OR EXCHANGED ONLY TOGETHER WITH, THE NOTES."

          (iv) Regulation S. Legend. Each Warrant (other than the Initial Purchaser Warrants) that is a Registrable Security and issued pursuant to Regulation S shall bear the following legend on the fact thereof:

               "THIS WARRANT AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND THE WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF ANY U.S. PERSON UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. IN ORDER TO EXERCISE THIS WARRANT, THE HOLDER MUST FURNISH TO THE COMPANY AND THE WARRANT AGENT EITHER (A) A WRITTEN CERTIFICATION THAT IT IS NOT A U.S. PERSON AND THE WARRANT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (B) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITIES DELIVERED UPON EXERCISE OF THE WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THAT THE DELIVERY OF SUCH SECURITIES IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. TERMS IN THIS LEGEND HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT."

          (g) Cancellation and/or Adjustment of Global Warrants.

          At such time as all beneficial interests in a particular Global Warrant have been exercised or exchanged for Definitive Warrants or a particular Global Warrant has been exercised, redeemed, repurchased or canceled in whole and not in part, each such Global Warrant shall be returned to or retained and canceled by the Warrant Agent in accordance with Section 3.8 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Warrant is exercised or exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Warrant or for Definitive Warrants, the amount of Warrants represented by such Global Warrant shall be reduced accordingly and an endorsement shall be made on such Global Warrant by the Warrant Agent or by the Depositary at the direction of the Warrant Agent to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Warrant, such other Global Warrant shall be increased accordingly and an endorsement shall be made on such Global Warrant by the Warrant Agent or by the Depositary at the direction of the Warrant Agent to reflect such increase.

          (h) General Provisions Relating to Transfers and Exchanges.

          (i) To permit registrations of transfers and exchanges, the Company shall execute and the Warrant Agent shall countersign Global Warrants and Definitive Warrants upon the Company's order or at the Warrant Registrar's request.

          (ii) No service charge shall be made to a holder of a beneficial interest in a Global Warrant or to a holder of a Definitive Warrant for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

          (iii) All Global Warrants and Definitive Warrants issued upon any registration of transfer or exchange of Global Warrants or Definitive Warrants shall be the duly authorized, executed and issued warrants for Capital Stock of the Company, not subject to any preemptive rights, and entitled to the same benefits under this Warrant Agreement, as the Global Warrants or Definitive Warrants surrendered upon such registration of transfer or exchange.

          (iv) Prior to due presentment for the registration of a transfer of any Warrant, the Warrant Agent, and the Company may deem and treat the Person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes and none of the Warrant Agent, or the Company shall be affected by notice to the contrary.

          (v) The Warrant Agent shall countersign Global Warrants and Definitive Warrants in accordance with the provisions of Section 3.2 hereof.

          (i) Facsimile Submissions to Warrant Agent.

          All certifications, certificates and Opinions of Counsel required to be submitted to the Warrant Registrar pursuant to this Section 3.5 to effect a registration of transfer or exchange may be submitted by facsimile.

          Notwithstanding anything herein to the contrary, as to any certificates and/or certifications delivered to the Warrant Registrar pursuant to this Section 3.5, the Warrant Registrar's duties shall be limited to confirming that any such certifications and certificates delivered to it are in the form of Exhibits B and C attached hereto. The Warrant Registrar shall not be responsible for confirming the truth or accuracy of representations made in any such certifications or certificates. As to any Opinions of Counsel delivered pursuant to this Section 3.5, the Warrant Registrar may rely upon, and be fully protected in relying upon, such opinions.

     3.6 REPLACEMENT WARRANTS.

          If any mutilated Warrant is surrendered to the Warrant Agent or the Company and the Warrant Agent receives evidence to its satisfaction of the destruction, loss or theft of any Warrant, the Company shall issue and the Warrant Agent, upon receipt of a Warrant Countersignature Order, shall countersign a replacement Warrant if the Warrant Agent's requirements are met. If required by the Warrant Agent or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Warrant Agent and the Company to protect the Company, the Warrant Agent, any Agent and any agent for purposes of the countersignature from any loss that any of them may suffer if a Warrant is replaced. The Company may charge for its expenses in replacing a Warrant.

          Every replacement Warrant is an additional warrant of the Company and shall be entitled to all of the benefits of this Warrant Agreement equally and proportionately with all other Warrants duly issued hereunder.

     3.7 TEMPORARY WARRANTS.

          Until certificates representing Warrants are ready for delivery, the Company may prepare and the Warrant Agent, upon receipt of a Warrant Countersignature Order, shall issue temporary Warrants. Temporary Warrants shall be substantially in the form of certificated Warrants but may have variations that the Company considers appropriate for temporary Warrants and as shall be reasonably acceptable to the Warrant Agent. Without unreasonable delay, the Company shall prepare and the Warrant Agent shall countersign definitive Warrants in exchange for temporary Warrants.

          Holders of temporary Warrants shall be entitled to all of the benefits of this Warrant Agreement.

     3.8 CANCELLATION.

          Subject to Section 3.5(g) hereof, the Company at any time may deliver Warrants to the Warrant Agent for cancellation. The Warrant Registrar and Warrant Paying Agent shall forward to the Warrant Agent any Warrants surrendered to them for registration of transfer, exchange or exercise. The Warrant Agent and no one else shall cancel all Warrants surrendered for registration of transfer, exchange, exercise, replacement or cancellation and shall dispose of such canceled Warrants (subject to the record retention requirement of the Exchange Act) in its customary manner. The Warrant Registrar and Warrant Paying Agent shall provide the Company with a list of all Warrants that have been cancelled. The Company may not issue new Warrants to replace Warrants that have been exercised or that have been delivered to the Warrant Agent for cancellation.

     3.9 CUSIP NUMBERS.

          The Company in issuing the Warrants may use "CUSIP" numbers (if then generally in use), and, if so, the Warrant Agent shall use "CUSIP" numbers in notices of repurchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Warrants or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Warrants, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Warrant Agent of any change in the "CUSIP" numbers.

SECTION 4. SEPARATION OF WARRANTS; TERMS OF WARRANTS; EXERCISE OF WARRANTS.

          (a) The Notes and Warrants (other than the Initial Purchaser Warrants) will not be separately transferable until the Separation Date. Subject to the terms of this Agreement, each Warrant holder shall have the right, which may be exercised during the period commencing (i) at the Closing Date, in the case of the Initial Purchaser Warrants or (ii) at the opening of business on the Separation Date, in the case of all other Warrants and, in each such case, until 5:00 p.m., New York City time on April 1, 2007 (the "EXERCISE PERIOD"), to receive from the Company the number of fully paid and nonassessable Warrant Shares which the holder may at the time be entitled to receive on exercise of such Warrants and payment of U.S. $.01 per share of Series N Capital Stock with limited voting rights, or if the Restructuring has occurred U.S. $.02 per CPO (the "EXERCISE PRICE") (i) in cash, by wire transfer or by certified or official check payable to the order of the Company, (ii) by delivering to the Company a written notice accompanying the surrender of a Warrant to, at the time of exercise, apply to the payment of the Exercise Price such number of Warrant Shares as shall be specified in such notice, in which case an amount equal to the excess of the Current Market Value of such Warrant Shares on the date of exercise over the Exercise Price required for such exercise shall be deemed to have been paid to the Company and the number of Warrant Shares issuable upon such exercise shall be reduced by such specified number (a "Cashless Exercise") or (iii) any combination of (i) and (ii) above; provided that holders shall be able to exercise their Warrants only if a registration statement relating to the Warrant Shares is then in effect, or the exercise of such Warrants is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of the Warrants or other persons to whom it is proposed that the Warrant Shares be issued on exercise of the Warrants reside. Each Warrant not exercised prior to 5:00 p.m., New York City time, on April 1, 2007 (the "Expiration Date") shall become void and all rights thereunder and all rights in respect thereof under this agreement shall cease as of such time. No adjustments as to dividends will be made upon exercise of the Warrants.

          (b) In order to exercise all or any of the Warrants represented by a Warrant Certificate, the holder thereof must deliver to the Warrant Agent at its corporate trust office set forth in Section 15 hereof the Warrant Certificate and the form of election to purchase on the reverse thereof duly filled in and signed, which signature shall be medallion guaranteed by an institution which is a member of a Securities Transfer Association recognized signature guarantee program, and upon payment to the Warrant Agent for the account of the Company of the Exercise Price, which is set forth in the form of Warrant Certificate attached hereto as Exhibit A, as adjusted as herein provided, for the number of Warrant Shares in respect of which such Warrants are then exercised. Payment of the aggregate Exercise Price shall be made (i) in cash, by wire transfer or by certified or official bank check payable to the order of the Company, (ii) by Cashless Exercise, in the manner provided in Section 4(a) hereof or (iii) by any combination of (i) and (ii) above.

          (c) Subject to the provisions of Section 5 hereof, upon compliance with clause (b) above, the Warrant Agent shall deliver or cause to be delivered with all reasonable dispatch, to or upon the written order of the holder and in such name or names as the Warrant holder may designate, a certificate or certificates for the number of whole Warrant Shares issuable upon the exercise of such Warrants or other securities or property to which such holder is entitled hereunder, together with cash as provided in Section 9 hereof. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrants and payment of the Exercise Price.

          (d) The Warrants shall be exercisable, at the election of the holders thereof, either in full or from time to time in part. If less than all the Warrants represented by a Warrant Certificate are exercised, such Warrant Certificate shall be surrendered and a new Warrant Certificate of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company and delivered to the Warrant Agent and the Warrant Agent shall countersign the new Warrant Certificate, registered in such name or names as may be directed in writing by the holder, and shall deliver the new Warrant Certificate to the Person or Persons entitled to receive the same.

          (e) All Warrant Certificates surrendered upon exercise of Warrants shall be cancelled by the Warrant Agent. Such cancelled Warrant Certificates shall then be disposed of by the Warrant Agent in its customary manner. The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay to the Company all monies received by the Warrant Agent for the purchase of the Warrant Shares through the exercise of such Warrants.

          (f) The Warrant Agent shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the holders during normal business hours at its office. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may request.

SECTION 5. PAYMENT OF TAXES.

          The Company will pay all documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Warrant Shares in a name other than that of the registered holder of a Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant Certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

SECTION 6. RESERVATION OF WARRANT SHARES.

          (a) The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized and issued but not subscribed Capital Stock on or after the Consummation Date (as defined herein), for purposes of this Section 6, Capital Stock shall include the Series C Stock (as defined herein) held in its treasury or CPOs, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of Warrants, the maximum number of shares of Capital Stock which may then be deliverable upon the exercise of all outstanding Warrants. Failure by the Company to maintain such Capital Stock or CPOs, even as a result of any action taken by the shareholders of the Company pursuant to Mexican law, would constitute breach of this Agreement.

          (b) The Company or, if appointed, the transfer agent for the Capital Stock (the "TRANSFER AGENT") and every subsequent transfer agent for any shares of Capital Stock to be delivered upon the exercise of any of the rights of purchase aforesaid will be irrevocably authorized and directed at all times to reserve such number of issued but not subscribed shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the Transfer Agent and with every subsequent transfer agent for any shares of Capital Stock to be delivered upon the exercise of the rights of purchase represented by the Warrants. The Warrant Agent is hereby irrevocably authorized to requisition from time to time from such Transfer Agent the stock certificates required to honor outstanding Warrants upon exercise thereof in accordance with the terms of this Agreement. The Company will supply such Transfer Agent with duly executed certificates for such purposes and will provide or otherwise make available any cash which may be payable as provided in Section 9 hereof. The Company will furnish such Transfer Agent a copy of all notices of adjustments, and certificates related thereto, transmitted to each holder pursuant to Section 11 hereof.

          (c) Before taking any action which would cause an adjustment pursuant to Section 8 hereof to reduce the Exercise Price below the then par value (if any) of the Warrant Shares, the Company will take any corporate action which may, in the opinion of its counsel (which may be counsel employed by the Company), be necessary in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares at the Exercise Price as so adjusted.

          (d) The Company covenants that all Warrant Shares which may be issued upon exercise of Warrants will, upon issue, be fully paid, nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

SECTION 7. OBTAINING STOCK EXCHANGE LISTINGS.

          The Company will from time to time take all action which may be necessary so that the Warrant Shares, immediately upon their delivery upon the exercise of Warrants, will be listed on the principal securities exchanges, automated quotation systems or other markets within the United States of America, if any, on which other shares of Capital Stock are then listed, if any.

SECTION 8. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES ISSUABLE.

          The Exercise Price and the number of Warrant Shares to be delivered upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 8. For purposes of this Section 8, "Capital Stock" means shares now or hereafter issued of any class of common stock or capital stock of the Company and any other stock of the Company, however designated, that has the right (subject to any prior rights of any class or series of preferred stock) to participate in any distribution of the assets or earnings of the Company without limit as to per share amount.

          (a) Adjustment for Change in Capital Stock.

          If the Company (i) pays a dividend or makes a distribution on its Capital Stock in shares of its Capital Stock, (ii) subdivides its outstanding shares of Capital Stock into a greater number of shares, (iii) combines its outstanding shares of Capital Stock into a smaller number of shares, or (iv) issues by reclassification of its Capital Stock any shares of its Capital Stock, then the Exercise Price in effect immediately prior to such action shall be proportionately adjusted so that the holder of any Warrant thereafter exercised may receive the aggregate number and kind of shares of Capital Stock of the Company which he would have owned immediately following such action if such Warrant had been exercised immediately prior to such action.

          The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification. If, after an adjustment, a holder of a Warrant upon exercise of it may receive shares of two or more classes of capital stock of the Company, the Company shall determine, in good faith, the allocation of the adjusted Exercise Price between the classes of Capital Stock. After such allocation, the exercise privilege and the Exercise Price of each class of Capital Stock shall thereafter be subject to adjustment on terms comparable to those applicable to Capital Stock in this
Section 8. Such adjustment shall be made successively whenever any event listed above shall occur.

          (b) Adjustment for Rights Issue.

          If the Company distributes any rights, options or warrants to all holders of its Capital Stock entitling them for a period expiring within 45 days after the record date mentioned below to purchase shares of Capital Stock at a price per share less than 95% of the then current Fair Market Value (as defined herein) per share on that record date, the Exercise Price shall be adjusted in accordance with the formula:

                           O    +    N x P
                                    -------
         E'   =    E     x           M
                           ----------------
                                    O + N

where:

          E'= the adjusted Exercise Price.

          E = the current Exercise Price.

          O = the number of shares of Capital Stock outstanding on the record date.

          N = the number of additional shares of Capital Stock issued pursuant to such rights, options or warrants.

          P = the aggregate price per share of the additional shares.

          M = the Fair Market Value per share of Capital Stock on the record date.

                  The adjustment shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the record date for the determination of stockholders entitled to receive the rights, options or warrants. If at the end of the period during which such rights, options or warrants are exercisable, not all rights, options or warrants shall have been exercised, the Exercise Price shall be immediately readjusted to what it would have been if "N" in the above formula had been the number of shares actually issued.

          (c) Adjustment for Other Distributions.

          If the Company distributes to all holders of its Capital Stock any of its assets (including cash) or debt securities or any rights or warrants to purchase debt securities of the Company, the Exercise Price shall be adjusted in accordance with the formula:

                                    M  -  F
                  E'   =    E  x   ---------
                                        M

where:

          E'= the adjusted Exercise Price.

          E = the current Exercise Price.

          M = the Fair Market Value per share of Capital Stock on the record date mentioned below.

          F = the Fair Market Value on the record date of the assets, securities, rights or warrants to be distributed in respect of one share of Capital Stock as determined in good faith by the Board of Directors of the Company (the "BOARD OF DIRECTORS")

          The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution.

          This Section 8(c) does not apply to rights, options or warrants referred to in Section 8(b) hereof.

          (d) Adjustment for Capital Stock Issue.

          If the Company issues shares of Capital Stock for a consideration per share less than 95% of the Fair Market Value per share on the date the Company fixes the offering price of such additional shares, the Exercise Price shall be adjusted in accordance with the formula:

                                                   P
                                                  ----
                 E'   =    E     x      O    +    M
                                        --------------
                                             A

where:

          E' = the adjusted Exercise Price.

          E = the then current Exercise Price.

          O = the number of shares outstanding immediately prior to the issuance of such additional shares.

          P = the aggregate consideration received for the issuance of such additional shares.

          M = the Fair Market Value per share on the date of issuance of such additional shares.

          A = the number of shares outstanding immediately after the issuance of such additional shares.

          The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

          This subsection (d) does not apply to:

          (i) any of the transactions described in subsections (a), (b) and (c) of this Section 8,

          (ii) the exercise of Warrants, or the conversion or exchange of other securities convertible or exchangeable for Capital Stock the issuance of which caused an adjustment to be made under Section 8(e),

          (iii) the issuance of Capital Stock (including upon exercise of options) pursuant to (a) the terms of and to give effect to any present or future stock option plan established for employees of the Company and its subsidiaries and (b) other general corporate purposes, that in the aggregate do not exceed 3.0 million shares,

          (iv) Capital Stock issued to shareholders of any person which merges into the Company, or with a subsidiary of the Company, in proportion to their stock holdings of such person immediately prior to such merger, upon such merger, provided that if such person is an Affiliate of the Company, the Board of Directors shall have obtained a fairness opinion from an internationally recognized investment banking firm, which is not an Affiliate of the Company, stating that the consideration received in such merger is fair to the Company from a financial point of view, or

          (v) the issuance of shares of Capital Stock pursuant to an underwritten public offering.

          (e) Adjustment for Convertible Securities Issue.

          If the Company issues any securities convertible into or exchangeable for Capital Stock (other than securities issued in transactions described in subsections (b) and (c) of this Section 8) for a consideration per share of Capital Stock initially deliverable upon conversion or exchange of such securities less than 95% of the Fair Market Value per share on the date of issuance of such securities, the Exercise Price shall be adjusted in accordance with this formula:

                                                   P
                                                  -------
                                          O   +    M
                          E'   =    E  x -----------
                                          O   +    D

where:

          E' = the adjusted Exercise Price.

          E = the then current Exercise Price.

          O = the number of shares outstanding immediately prior to the issuance of such securities.

          P = the aggregate consideration received for the issuance of such securities.

          M = the Fair Market Value per share on the date of issuance of such securities.

          D = the maximum number of shares deliverable upon conversion or in exchange for such securities at the initial conversion or exchange rate.

          The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

          If all of the Capital Stock deliverable upon conversion or exchange of such securities has not been issued when such securities are no longer outstanding, then the Exercise Price shall promptly be readjusted to the Exercise Price which would then be in effect had the adjustment upon the issuance of such securities been made on the basis of the actual number of shares of Capital Stock issued upon conversion or exchange of such securities.

          (f) Consideration Received.

          For purposes of any computation respecting consideration received pursuant to subsections (d), and (e) of this Section 8, the following shall apply:

          (i) in the case of the issuance of shares of Capital Stock for cash, the consideration shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Company for any underwriting of the issue or otherwise in connection therewith;

          (ii) in the case of the issuance of shares of Capital Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the Fair Market Value thereof as determined by an internationally recognized investment banking firm, whose determination shall be conclusive, memorialized in writing, and filed with the Warrant Agent;

          (iii) in the case of the issuance of securities convertible into or exchangeable for shares, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof (the consideration in each case to be determined in the same manner as provided in clauses (i) and (ii) of this subsection); and

          (iv) in the case of the issuance of shares of Capital Stock pursuant to rights, options or warrants which rights, options or warrants were originally issued together with one or more other securities as part of a unit at a price per unit, the consideration shall be deemed to be the fair value of such rights, options or warrants at the time of issuance thereof as determined in good faith by an internationally recognized investment banking firm whose determination shall be conclusive, memorialized in writing and filed with the Warrant Agent plus the additional minimum consideration, if any, to be received by the Company upon the exercise, conversion or exchange thereof (as determined in the same manner as provided in clauses (i) and (ii) of this subsection).

          (g) Fair Market Value.

          "FAIR MARKET VALUE" per security at any date of determination shall be the price that could be negotiated in an arm's-length free market transaction for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Fair Market Value shall be determined by an independent internationally recognized investment banking firm.

          (h) When De Minimis Adjustment May Be Deferred.

          No adjustment in the Exercise Price need be made unless the adjustment would require an increase or decrease of at least 1% in the Exercise Price, provided, however, that any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 8 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be, it being understood that no such rounding shall be made under subsection (l).

          (i) Reduction of the Exercise Price.

          The Company from time to time may reduce the Exercise Price by any amount for any period of time if the period is at least 20 Business Days and if the reduction is irrevocable during the period, but in no event may the Exercise Price be less than the par value of a share of Capital Stock. Whenever the Exercise Price is reduced, the Company shall mail to Holders a notice of the reduction. The Company shall mail, first class, postage prepaid, the notice at least 15 days before the date the reduced Exercise Price takes effect. The notice shall state the reduced Exercise Price and the period it will be in effect. A reduction of the Exercise Price pursuant to this Section 8(i) does not change or adjust the Exercise Price otherwise in effect for purposes of Sections 8(a), 8(b), 8(c), 8(d) and 8(e) above.

          (j) Notice of Adjustment.

          Whenever the Exercise Price is adjusted, the Company shall provide the notices required by Section 10 hereof.

          (k) Reorganization of Company.

          (i) Immediately after the date hereof, if the Company consolidates or merges with or into, or sells, transfers or leases all or substantially all its assets to, any person, upon consummation of such transaction the Warrants shall automatically become exercisable for the kind and amount of securities, cash or other assets which the holder of a Warrant would have owned immediately after the consolidation, merger, transfer or lease if the holder had exercised the Warrant immediately before the effective date of the transaction. Concurrently with the consummation of such transaction, the corporation formed by or surviving any such consolidation or merger if other than the Company, or the person to which such sale or conveyance shall have been made, shall assume the obligations of the Company hereunder.

          (ii) In addition to the adjustments enumerated in this Section 8, prior to the consummation of a transaction, or a series of related transactions, whereby a Strategic Equity Investor purchases more than 50% of the outstanding equity securities of the Company, the holders of the Warrants shall have the right to require the Company to repurchase all of these Warrants at the highest equivalent per share price paid by such Strategic Equity Investor. "Strategic Equity Investor" shall mean, as of any date, any entity (other than an Affiliate of the Company) engaged primarily in a telecommunications, media or technology business, which as of the trading day immediately before such date, has a total equity market capitalization of at least U.S. $500 million.

          (iii)

               (A) Upon the consummation (the "CONSUMMATION DATE") of the proposed capital restructuring (or any other similar restructuring, a "RESTRUCTURING") of the Company, whereby 50% of the Company's existing shares of Series N Capital Stock with limited voting rights will be converted into a new series of common stock, the Series C Common Stock (the "SERIES C STOCK"), at an exchange ratio of one-to-one and all of shares of the Series N Capital Stock and the Series C Stock will be deposited in a trust (the "CPO TRUST") that will issue CPOs or other securities, and provided, that (1) the provisions of Section 8(k)(3)(B) shall have been satisfied and (2) all representations and warranties of the Company contained in Section 8(k)(3)(C) shall be true and correct as of the Consummation Date, the outstanding Warrants shall, without further action on the part of the Warrant Agent and the Company, become exercisable for the amount of CPOs or such other securities assuming the Warrants were exercised immediately prior to the Consummation Date.

               (B) Immediately prior to the Consummation Date the following conditions shall have been satisfied:

                    (1) The Warrant Agent shall have received a certificate,
               dated the Consummation Date, signed by two authorized officers of the Company confirming, as of the Consummation Date, the matters set forth in Exhibit E hereto;

                    (2) The Warrant Agent shall have received on the
               Consummation Date an opinion dated the Consummation Date, addressed to the Warrant Agent, of Santamarina y Steta, S.C., special Mexican counsel to the Company or such other Mexican counsel, to the effect set forth in Exhibit F hereto; and

                    (3) The Warrant Agent shall have been furnished with copies of all necessary documents and all closing documents from the closing of each Restructuring.

               (C) As of the Consummation Date, the Company represents and warrants to the Warrant Agent and each Holder that:

                    (1) The Company is a sociedad anonima de capital variable
               organized under the laws of Mexico and has been duly incorporated and is validly existing as a corporation in good standing under the laws of Mexico and has all requisite corporate power and authority to own, lease, license and operate its properties and to carry on its business as now conducted. The Company is duly qualified to transact business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified would not, either individually or in the aggregate, result in a Material Adverse Effect. A "MATERIAL ADVERSE EFFECT" means any material adverse effect on the business, condition (financial or other), properties, results of operations or prospects of the Company and its subsidiaries taken as a whole.

                    (2) The Warrants (including the Initial Purchaser Warrants)
               are exercisable into CPOs which will represent a beneficial interest in the Warrant Shares in accordance with the terms of the Warrant Agreement. The CPOs have been duly and validly authorized for issuance and when issued and delivered by the CPO Trust against payment therefor upon due exercise of the Warrants (including the Initial Purchaser Warrants) in accordance with the terms thereof, will be fully paid, non-assessable and not subject to any preemptive or similar rights. All of the issued and outstanding shares of the Series C Stock and Series N Capital Stock that have been deposited in the CPO Trust have been duly authorized and validly issued and are fully paid and non-assessable and not subject to any preemptive or similar rights.

                    (3) The consummation of the Restructuring or the performance of the Company's obligations under this Agreement will not violate, conflict with or constitute a breach of any of the terms or provisions of, or result in a default under (or an event that with notice or the lapse of time, or both, would constitute a default), or require consent under, or result in the creation or imposition of any lien on any property or assets of the Company or its subsidiaries or an acceleration of any indebtedness of the Company or the subsidiaries pursuant to, (i) the Estatutos or other corporate governance instruments (collectively, the "ARTICLES") of the Company or its subsidiaries, (ii) any obligation, agreement, covenant or condition contained in any bond, debenture, note, indenture, mortgage, deed of trust, loan or credit agreement, lease, license, franchise agreement, telephony, microwave or similar concession, authorization, permit, certificate or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which any of them is bound or to which any of their assets or properties is subject, (iii) any law, statute, rule or regulation applicable to the Company or its subsidiaries or their respective assets or properties or (iv) any judgment, order or decree of any domestic or foreign court or governmental agency or authority having jurisdiction over the Company or its subsidiaries or their respective assets or properties. No consent, approval, authorization or order of, or filing, registration, qualification, license or permit of or with, any federal, state or local court in Mexico or the United States, or any governmental agency, body, administrative agency or authority in Mexico or the United States, including without limitation, the Secretaria de Comercio y Fomento Industrial, Comision Federal de Competencia and the Secretaria de Comunicaciones y Transportes, is required to be obtained or made by the Company, in connection with the consummation of the Restructuring or of any of the transactions contemplated hereby or thereby, except such as have been or will be obtained or made on or prior to the Consummation Date. No consents or waivers from any other person are required for the performance of this Agreement, or for consummation of the Restructuring or of any of the transactions contemplated hereby or thereby, other than such consents and waivers as have been obtained or will be obtained prior to the Consummation Date.

                    (4) The CPO Trust been duly and validly authorized, executed and delivered and is a legal, valid and binding obligation of the relevant trustee, enforceable against such trustee in accordance with its terms.

                    (5) The consummation of the Restructuring and the
               performance of the Company's obligations under this Agreement have been duly and validly authorized by the Company.

          (l) Warrant Agent's Disclaimer.

          The Warrant Agent has no duty to determine when an adjustment under this Section 8 should be made, how it should be made or what it should be. The Warrant Agent makes no representation as to the validity or value of any securities or assets issued upon exercise of Warrants. The Warrant Agent shall not be responsible for the Company's failure to comply with this Section 8.

          (m) Adjustment in Number of Shares.

          Upon each adjustment of the Exercise Price pursuant to this Section 8, each Warrant outstanding prior to the making of the adjustment in the Exercise Price shall thereafter evidence the right to receive upon payment of the adjusted Exercise Price that number of shares of Capital Stock (calculated to the nearest hundredth) obtained from the following formula:

          N'   =    N     x     E
                               ---
                                E'
where:

          N' = the adjusted number of Warrant Shares issuable upon exercise of a Warrant by payment of the adjusted Exercise Price.

          N = the number or Warrant Shares previously issuable upon exercise of a Warrant by payment of the Exercise Price prior to adjustment.

          E' = the adjusted Exercise Price.

          E  = the Exercise Price prior to adjustment.

          (n) Equity Liquidation Event.

          For as long as any Warrants are outstanding, the Company will not, and will not permit any Restricted Subsidiary (as defined in the Indenture) directly or indirectly, (1) to make a Restricted Payment (as defined in the Indenture) of the type specified in clause (1), (2) or (3) of the definition of "Restricted Payment" (other than a Restricted Payment permitted under clause (b)(4) or (b)(5) of Section 4.07 of the Indenture or (2) to make an Investment (as defined in the Indenture), used to effect or support the making of a Restricted Payment of the type specified in clause (1), (2) or (3) of the definition of "Restricted Payment," unless the Company shall have offered to repurchase all the Warrants at their then fair market value as determined by an independent nationally recognized investment banking firm and repurchased all duly tendered Warrants. The Company shall provide at least ten Business Days prior written notice before the repurchase date to each holder of the Warrants describing the transaction in reasonable detail.

          (o) Form of Warrants.

          Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Agreement.

SECTION 9. FRACTIONAL INTERESTS.

          The Company shall not be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 9, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the Fair Market Value per Warrant Share, as determined on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole U.S. cent.

SECTION 10. NOTICES TO WARRANT HOLDERS.

          (a) Upon any adjustment of the Exercise Price pursuant to Section 8 hereof, the Company shall promptly thereafter (i) cause to be filed with the Warrant Agent a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors of the Company (who may be the regular auditors of the Company) setting forth the Exercise Price after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculations are based and setting forth the number of Warrant Shares (or portion thereof) issuable after such adjustment in the Exercise Price, upon exercise of a Warrant and payment of the adjusted Exercise Price, which certificate shall be conclusive evidence of the correctness of the matters set forth therein, and (ii) cause to be given to each of the registered holders of Warrants at the address appearing on the Warrant register for each such registered holder written notice of such adjustments by first-class mail, postage prepaid. Where appropriate, such notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this Section 10.

          (b) In case:

          (i) the Company shall authorize the issuance to all holders of shares of Capital Stock of rights, options or warrants to subscribe for or purchase shares of Capital Stock or of any other subscription rights or warrants;

          (ii) the Company shall authorize the distribution to all holders of shares of Capital Stock of evidences of its indebtedness or assets (other than dividends or cash distributions paid out of consolidated current or retained earnings as shown on the books of the Company prepared in accordance with generally accepted accounting principles or dividends payable in shares of Capital Stock or distributions referred to in Section 10(a) hereof);

          (iii) of any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or of the conveyance or transfer of the properties and assets of the Company substantially as an entirety, or of any reclassification or change of Capital Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Capital Stock;

          (iv) of the consummation of a transaction ("Strategic Equity Investor Transaction") or a series of related transactions whereby a Strategic Equity Investor purchases more than 50% of the outstanding equity securities of the Company;

          (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

          (vi) the Company proposes to take any action (other than actions of the character described in Section 8(a) hereof) which would require an adjustment of the Exercise Price pursuant to Section 8 hereof;

then the Company shall cause to be filed with the Warrant Agent and shall cause to be given to each of the registered holders of Warrants at its address appearing on the Warrant register, at least 20 days prior to the applicable record date hereinafter specified, or promptly in the case of events for which there is no record date, by first-class mail, postage prepaid, a written notice stating (x) the date as of which the holders of record of shares of Capital Stock to be entitled to receive any such rights, options, warrants or distribution are to be determined, (y) the initial expiration date set forth in any tender offer or exchange offer for shares of Capital Stock, or (z) the date on which any such consolidation, merger, Strategic Equity Investor Transaction, conveyance, transfer, dissolution, liquidation or winding up is expected to become effective or consummated, and the date as of which it is expected that holders of record of shares of Capital Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up. The failure to give the notice required by this
Section 11 or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any action.

          (c) The Holders will have no right to vote on matters submitted to the stockholders of the Company and will have no right to receive dividends. The Holders will not be entitled to share in the assets of the Company in the event of the liquidation, dissolution or winding up of the Company.

SECTION 11. MERGER, CONSOLIDATION OR CHANGE OF NAME OF WARRANT AGENT.

          (a) Any corporation into which the Warrant Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any corporation succeeding to all or substantially all of the business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor warrant agent under the provisions of Section 13 hereof. In case at the time such successor to the Warrant Agent shall succeed to the agency created by this Agreement, and in case at that time any of the Warrant Certificates shall have been countersigned but not delivered, any such successor to the Warrant Agent may adopt the countersignature of the original Warrant Agent; and in case at that time any of the Warrant Certificates shall not have been countersigned, any successor to the Warrant Agent may countersign such Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor to the Warrant Agent; and in all such cases such Warrant Certificates shall have the full force and effect provided in the Warrant Certificates and in this Agreement.

          (b) In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrant Certificates shall have been countersigned but not delivered, the Warrant Agent whose name has been changed may adopt the countersignature under its prior name, and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name, and in all such cases such Warrant Certificates shall have the full force and effect provided in the Warrant Certificates and in this Agreement.

SECTION 12. WARRANT AGENT.

          The Warrant Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Warrants, by their acceptance thereof, shall be bound:

          (a) The statements contained herein and in the Warrant Certificates shall be taken as statements of the Company and the Warrant Agent assumes no responsibility for the correctness of any of the same. The Warrant Agent assumes no responsibility with respect to the distribution of the Warrant Certificates except as herein otherwise provided.

          (b) The Warrant Agent shall not be responsible for any failure of the Company to comply with any of the covenants contained in this Agreement or in the Warrant Certificates to be complied with by the Company.

          (c) The Warrant Agent may consult at any time with counsel of its own selection (who may be counsel for the Company) and the Warrant Agent shall incur no liability or responsibility to the Company or to any holder of any Warrant Certificate in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel.

          (d) The Warrant Agent shall incur no liability or responsibility to the Company or to any holder of any Warrant Certificate for any action taken in reliance on any Warrant Certificate, certificate of shares, notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument (whether in its original or facsimile form) believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

          (e) The Company agrees to pay to the Warrant Agent reasonable compensation for all services rendered by the Warrant Agent in the execution of this Agreement, to reimburse the Warrant Agent for all expenses (including legal fees and expenses), taxes and governmental charges and other charges of any kind and nature incurred by the Warrant Agent in the execution of this Agreement. The Company shall fully indemnify the Warrant Agent, and any predecessor Warrant Agent, against any and all losses, liabilities, claims, damages or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Warrant Agreement, including the costs and expenses of enforcing this Warrant Agreement against the Company and defending itself against any claim (whether asserted by the Company or any Holder or any other person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense is determined to have been caused by its negligence or willful misconduct. The Warrant Agent shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Warrant Agent to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Warrant Agent shall cooperate in the defense. The Warrant Agent may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

          (f) The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or one or more registered holders of Warrants shall furnish the Warrant Agent with security and indemnity satisfactory to it for any costs and expenses which may be incurred, but this provision shall not affect the power of the Warrant Agent to take such action as it may consider necessary, whether with or without any such security or indemnity. All rights of action under this Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrant Certificates or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as Warrant Agent and any recovery of judgment shall be for the ratable benefit of the registered holders of the Warrants, as their respective rights or interests may appear.

          (g) The Warrant Agent, and any stockholder, director, officer or employee of it, may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

          (h) The Warrant Agent shall act hereunder solely as agent for the Company, and its duties shall be determined solely by the provisions hereof, and no duties shall be inferred or implied. The Warrant Agent shall not be liable for anything which it may do or refrain from doing in connection with this Agreement except for its own negligence or willful misconduct.

          (i) The Warrant Agent shall not at any time be under any duty or responsibility to any holder of any Warrant Certificate to make or cause to be made any adjustment of the Exercise Price or number of the Warrant Shares or other securities or property deliverable as provided in this Agreement, or to determine whether any facts exist which may require any of such adjustments, or with respect to the nature or extent of any such adjustments, when made, or with respect to the method employed in making the same. The Warrant Agent shall not be accountable with respect to the validity or value or the kind or amount of any Warrant Shares or of any securities or property which may at any time be issued or delivered upon the exercise of any Warrant or with respect to whether any such Warrant Shares or other securities will when issued be validly issued and fully paid and nonassessable, and makes no representation with respect thereto.

          (j) The Warrant Agent undertakes to perform such duties and only such duties as are specifically set forth in this Warrant Agreement, and no implied covenants or obligations shall be read into this Warrant Agreement against the Warrant Agent.

          (k) The Warrant Agent shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Warrant Agent was negligent in ascertaining the pertinent facts.

          (l) The Warrant Agent shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Warrant Agent, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Warrant Agent shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason on such inquiry or investigation.

          (m) The Warrant Agent may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Warrant Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

          (n) The Warrant Agent shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Warrant Agreement.

          (o) The Warrant Agent shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Warrant Agent has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Warrant Agent at the Corporate Trust Office of the Warrant Agent, and such notice references the Securities and this Warrant Agreement.

          (p) The rights, privileges, protections, immunities and benefits given to the Warrant Agent, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Warrant Agent in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder.

          (q) Any application by the Warrant Agent for written instructions from the Company may, at the option of the Warrant Agent, set forth in writing any action proposed to be taken or omitted by the Warrant Agent under this Warrant Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Warrant Agent shall not be liable for any action taken by, or omission of, the Warrant Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

SECTION 13. CHANGE OF WARRANT AGENT.

          If the Warrant Agent shall become incapable of acting as Warrant Agent, the Company shall appoint a successor to such Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such incapacity by the Warrant Agent or by the registered holder of a Warrant Certificate, then the Warrant Agent or registered holder of any Warrant may apply at the expense of the Company to any court of competent jurisdiction for the appointment of a successor to the Warrant Agent. Pending appointment of a successor to such Warrant Agent, either by the Company or by such a court, the duties of the Warrant Agent shall be carried out by the Company. The holders of a majority of the unexercised Warrants shall be entitled at any time to remove the Warrant Agent and appoint a successor to such Warrant Agent. Such successor to the Warrant Agent need not be approved by the Company or the former Warrant Agent. After appointment the successor to the Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed; provided that the former Warrant Agent upon payment of all amounts owed to it shall deliver and transfer to the successor to the Warrant Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Failure to give any notice provided for in this Section 13, however, or any defect therein, shall not affect the legality or validity of the appointment of a successor to the Warrant Agent.

SECTION 14. REPORTS.

          (a) Whether or not required by the rules and regulations of the Commission, so long as any Warrants or the Warrant Shares are outstanding, the Company shall furnish to the Warrant Agent and the holders of Warrants or Warrant Shares all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 6-K (provided that the Company shall be deemed to be required to file (1) such Forms and for each of the first three fiscal quarters for each fiscal year and (2) the information required to be filed with the SEC on Form 8-K, if applicable, for changes in control, acquisition or disposition of assets, bankruptcy or receivership and changes in the Company's certifying accountants) and 20-F (beginning with fiscal year 2000) if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants. In addition, whether or not required by the rules and regulations of the Commission, the Company shall file a copy of all such information and reports with the Commission for public availability (unless the Commission shall not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

          (b) The Company shall provide the Warrant Agent with a sufficient number of copies of all such reports that the Warrant Agent may be required to deliver to the holders of the Warrants and the Warrant Shares under this Section 14.

          (c) Delivery of such reports, information and documents to the Warrant Agent is for informational purposes only and the Warrant Agent's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Warrant Agent is entitled to rely exclusively on Officers' Certificates).

          (d) The Company shall deliver to the Warrant Agent, as soon as possible and in any event within five Business Days after the Company becomes aware of the occurrence of any Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers' Certificate setting forth the details of such event of Default or default and the action which the Company proposes to take with respect thereto.

SECTION 15. NOTICES TO COMPANY AND WARRANT AGENT.

          Any notice or demand authorized by this Agreement to be given or made by the Warrant Agent or by the registered holder of any Warrant to or on the Company shall be sufficiently given or made when received if deposited in the mail, first class or registered, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent) as follows:

               Maxcom Telecomunicaciones, S.A. de C.V.
               Magdalena No. 211
               Colonia Del Valle
               03100 Mexico, D.F.
               Telecopier No.: (52) 5 147-8645
               Attention:  Gonzalo Alarcon Iturbide

          With a copy to:

               Proskauer Rose LLP
               1585 Broadway
               New York, New York  10036-8299
               Telecopier No.: (212) 969-2900
               Attention: Carlos E. Martinez, Esq.

          In case the Company shall fail to maintain such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations may be made and notices and demands may be served at the principal office of the Warrant Agent.

          Any notice pursuant to this Agreement to be given by the Company or by the registered holder(s) of any Warrant to the Warrant Agent shall be sufficiently given when and if deposited in the mail, first-class or registered, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company) to the Warrant Agent as follows:

               The Bank of New York
               101 Barclay Street, Floor 21W
               New York, New York 10286
               Telecopier No: (212) 815-4803
               Attention: Global Trust Trustee Administrator

SECTION 16. SUPPLEMENTS AND AMENDMENTS.

          The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any holders of Warrants in order to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein, or to make any other provisions in regard to matters or questions arising hereunder which may be necessary or desirable and which shall not in any way adversely affect the interests of the holders of Warrants. Any amendment or supplement to this Agreement that has an adverse effect on the interests of the holders of Warrants shall require the written consent of the holders of a majority of the then outstanding Warrants (excluding Warrants held by the Company or any of its affiliates). The consent of each holder of Warrants affected shall be required for any amendment pursuant to which the Exercise Price would be increased or the number of Warrant Shares purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in this Agreement).

SECTION 17. SUCCESSORS.

          All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

SECTION 18. TERMINATION.

          This Agreement shall terminate at 5:00 p.m., New York City time on April 1, 2007. Notwithstanding the foregoing, this Agreement will terminate on any earlier date if all Warrants have been exercised. The provisions of Section 12 shall survive such termination.

SECTION 19. GOVERNING LAW.

          This Agreement and each Warrant Certificate issued hereunder and all of the rights and obligations of the parties hereto or thereto shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of law provisions thereof, and if any dispute or controversy related to or arising out of this Agreement is brought before a Mexican court, the parties hereto agree that this Agreement and each Warrant Certificate issued hereunder shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of law provisions thereof.

          Any action or proceeding relating in any way to this Agreement or the Warrant Certificates may be brought and enforced in the federal courts of the United States for the Southern District of New York, and each of the parties hereto irrevocably submits to the nonexclusive jurisdiction of each such court in respect of any such action or proceeding and the Company hereby expressly waives any jurisdiction rights it may be entitled to by reason of its present or future domicile or otherwise; provided, that if for whatever reason the federal courts of the United States for the Southern District of New York will not or cannot hear such action or proceeding, it may be brought and enforced in the courts of the State of New York in The City of New York, Borough of Manhattan. The Company irrevocably appoints CT Corporation System, with offices at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its agent to receive service of process or other legal summons for purposes of any such action or proceeding. So long as the Company has any obligation under this Agreement, it will maintain a duly appointed agent in The City of New York, Borough of Manhattan for the service of such process or summons, and if it fails to maintain such an agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices hereunder.

          The Company irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, attachment (both before and after judgment) and execution to which it might otherwise be entitled in any action or proceeding relating in any way to this Agreement or any Warrant Certificate in the courts of Mexico or the United States, of the State of New York or of any other country or jurisdiction, and the Company shall not raise a claim or cause to be pleaded any such immunity at or in respect of any such action or proceeding.

          Each of the parties irrevocable waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the United States District Court for the Southern District of New York, or the Supreme Court of the State of New York, County of New York and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

          Each of the Company, and the Warrant Agent irrevocably waives any right it may now or hereafter have to a trial by jury in respect of this Agreement or any Warrant Certificate.

SECTION 20. BENEFITS OF THIS AGREEMENT.

          Nothing in this Agreement shall be construed to give to any person or corporation other than the Company, the Warrant Agent and the registered holders of Warrants any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the registered holders of Warrants.

SECTION 21. COUNTERPARTS.

          This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

                             MAXCOM TELECOMUNICACIONES, S.A. DE C.V.



                             By:     /s/ ALEJANDRO MARTINEZ
                                     ----------------------------------------
                                     Name:  Alejandro Martinez
                                     Title: Chief Financial Officer

                             THE BANK OF NEW YORK
                             as Warrant Agent



                             By:     /s/ LUIS PEREZ
                                     ----------------------------------------
                                     Name:  Luis Perez
                                     Title:

                                    EXHIBIT A

                          [Form of Warrant Certificate]

                                     [Face]

[THE WARRANTS EVIDENCED BY THIS CERTIFICATE ARE INITIALLY ISSUED AS PART OF AN ISSUANCE OF UNITS (THE "UNITS"), EACH OF WHICH CONSIST OF $1,000 PRINCIPAL AMOUNT AT MATURITY OF THE 13 3/4% SENIOR NOTES DUE 2007 (THE "NOTES") OF MAXCOM TELECOMUNICACIONES, S. A. DE C.V. AND ONE WARRANT (THE "WARRANTS") INITIALLY ENTITLING THE HOLDER THEREOF TO PURCHASE 2.54979 SHARES, NO PAR VALUE PER SHARE, OF MAXCOM TELECOMUNICACIONES, S. A. DE C.V. SERIES N CAPITAL STOCK WITH LIMITED VOTING RIGHTS.

PRIOR TO THE EARLIEST TO OCCUR OF (I) 180 DAYS AFTER THE CLOSING OF THE OFFERING OF THE UNITS, (II) THE DATE ON WHICH A REGISTRATION STATEMENT WITH RESPECT TO A REGISTERED EXCHANGE OFFER FOR THE NOTES IS DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (III) THE DATE A SHELF REGISTRATION STATEMENT WITH RESPECT TO THE NOTES IS DECLARED EFFECTIVE UNDER THE SECURITIES ACT AND (IV) SUCH DATE AS WARBURG DILLON READ LLC IN ITS SOLE DISCRETION SHALL DETERMINE, THE WARRANTS EVIDENCED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED OR EXCHANGED SEPARATELY FROM, BUT MAY BE TRANSFERRED OR EXCHANGED ONLY TOGETHER WITH, THE NOTES.]

          THIS SECURITY (OR ITS PREDECESSOR) AND THE WARRANT SHARES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, UNITED STATES PERSONS, EXCEPT AS SET FORTH IN THE NEXT SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER:

          (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) (A "QIB"), (B) IT HAS ACQUIRED THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (C) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1),(2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT (AN "IAI"),

          (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QIB PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (C) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S OF THE SECURITIES ACT, (D) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (E) TO AN IAI THAT, PRIOR TO SUCH TRANSFER, FURNISHES THE WARRANT AGENT A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE TRANSFER OF THIS SECURITY (THE FORM OF WHICH CAN BE OBTAINED FROM THE WARRANT AGENT) AND, IF SUCH TRANSFER IS IN RESPECT OF AN AGGREGATE PRINCIPAL AMOUNT OF SECURITY LESS THAN $250,000, AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY) OR (G) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION,

          (3) AGREES NOT TO ENGAGE IN HEDGING TRANSACTIONS UNLESS IN COMPLIANCE WITH THE SECURITIES ACT AND

          (4) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY OR AN INTEREST HEREIN IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION" AND "UNITED STATES" HAVE THE MEANINGS GIVEN TO THEM BY RULE 902 OF REGULATION S UNDER THE SECURITIES ACT. THE WARRANT AGREEMENT CONTAINS A PROVISION REQUIRING THE WARRANT AGENT TO REFUSE TO REGISTER ANY TRANSFER OF THIS SECURITY IN VIOLATION OF THE FOREGOING.

          [THIS GLOBAL WARRANT IS HELD BY THE DEPOSITARY (AS DEFINED IN THE WARRANT AGREEMENT GOVERNING THIS WARRANT) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE WARRANT AGENT MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 3.5 OF THE WARRANT AGREEMENT, (II) THIS GLOBAL WARRANT MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 3.5(A) OF THE WARRANT AGREEMENT, (III) THIS GLOBAL WARRANT MAY BE DELIVERED TO THE WARRANT AGENT FOR CANCELLATION PURSUANT TO SECTION 3.8 OF THE WARRANT AGREEMENT AND (IV) THIS GLOBAL WARRANT MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF MAXCOM TELECOMUNICACIONES, S.A. DE C.V.]

No. ___________    ___Warrants
CUSIP No. ________

                               Warrant Certificate

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

          This Warrant Certificate certifies that Cede & Co., or its registered assigns, is the registered holder of Warrants expiring April 1, 2007 (the "WARRANTS") to purchase Series N Capital Stock with limited voting rights, no par value per share (the "CAPITAL STOCK"; such term includes any Certificados de Participacion Ordinarios or "CPOs" that are issued pursuant to the Restructuring as defined in the Warrant Agreement), of Maxcom Telecomunicaciones, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico (the "COMPANY"). Each Warrant entitles the registered holder upon exercise at any time from 9:00 a.m. on the Separation Date referred to below (the "EXERCISE DATE") until 5:00 p.m. New York City Time on April 1, 2007, to receive from the Company 2.54979 fully paid and nonassessable shares of Capital Stock (the "WARRANT SHARES") at the initial exercise price (the "EXERCISE PRICE") of U.S. $.01 per share of Series N Capital Stock with limited voting rights, or if the Restructuring has occurred U.S. $.02 per CPO payable upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent, but only subject to the conditions set forth herein and in the Warrant Agreement referred to on the reverse hereof. The Exercise Price and number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

          "SEPARATION DATE" means the earliest of (i) 180 days after the Closing Date, (ii) the date on which a registration statement with respect to a registered exchange offer for the Notes is declared effective under the Securities Act, (iii) the date a shelf registration statement with respect to the Notes is declared effective under the Securities Act and (iv) such date as Warburg Dillon Read LLC in its sole discretion shall determine.

          No Warrant may be exercised after 5:00 p.m., New York City Time on April 1, 2007, and to the extent not exercised by such time such Warrants shall become void.

          Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

          This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

          This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York.

          IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed below.

DATED:  March ___, 2000




                                   MAXCOM TELECOMUNICACIONES, S.A. DE C.V.



                                   By:
                                      ------------------------------------------
                                      Name:
                                      Title:


Countersigned:

THE BANK OF NEW YORK
as Warrant Agent



By:
   ---------------------------------
          Authorized Signature

                        [Reverse of Warrant Certificate]

          The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants expiring at 5:00 p.m. New York City time on April 1, 2007 entitling the holder on exercise to receive shares of Capital Stock, and are issued or to be issued pursuant to a Warrant Agreement dated as of March 17, 2000 (the "WARRANT AGREEMENT"), duly executed and delivered by the Company to The Bank of New York, as warrant agent (the "WARRANT AGENT"), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words "holders" or "holder" meaning the registered holders or registered holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company.

          Warrants may be exercised at any time on or after the Separation Date and on or before 5:00 p.m. New York City time on April 1, 2007; provided that the exercise of such Warrants is exempt from the registration requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of the Warrants or other persons to whom it is proposed that the Warrant Shares be issued on exercise of the Warrants reside. In order to exercise all or any of the Warrants represented by this Warrant Certificate, the holder must deliver to the Warrant Agent at its New York corporate trust office set forth in Section 15 of the Warrant Agreement this Warrant Certificate and the form of election to purchase on the reverse hereof duly filled in and signed, which signature shall be medallion guaranteed by an institution which is a member of a Securities Transfer Association recognized signature guarantee program, and upon payment to the Warrant Agent for the account of the Company of the Exercise Price, as adjusted as provided in the Warrant Agreement, for the number of Warrant Shares in respect of which such Warrants are then exercised. No adjustment shall be made for any dividends on any Capital Stock issuable upon exercise of this Warrant.

          The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof may, subject to certain conditions, be adjusted. If the Exercise Price is adjusted, the Warrant Agreement provides that the number of shares of Capital Stock issuable upon the exercise of each Warrant shall be adjusted. No fractions of a share of Capital Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

          The Company has agreed pursuant to a Warrant Registration Rights Agreement dated as of March 17, 2000 (the "WARRANT REGISTRATION RIGHTS AGREEMENT"), to provide the holders of Warrants with registration rights with respect to the Warrants in the event of the Company's initial public offering of its capital stock.

          Warrant Certificates, when surrendered at the office of the Warrant Agent by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

          Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

          The Company and the Warrant Agent may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                         [Form of Election to Purchase]

                    (To Be Executed Upon Exercise Of Warrant)

          The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive _____________ shares of Capital Stock and herewith tenders payment for such shares to the order of MAXCOM TELECOMUNICACIONES, S.A. DE C.V., in the amount of $__________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares be registered in the name of _______________, whose address is __________________ and that such shares be delivered to ___________, whose address is ____________________________. If said number of shares is less than all of the shares of Capital Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of ______________________, whose address is ____________________, and that such Warrant Certificate be delivered to _______________ whose address is ____________________.




                                   ________________________________________

                                   Signature

Date:


                                   ________________________________________
                                   Signature Guaranteed

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Warrant Agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Warrant Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

              SCHEDULE OF EXCHANGES OF INTERESTS OF GLOBAL WARRANTS

The following exchanges of a part of this Global Warrant have been made:


                                                                          Number of Warrants
                           Amount of decrease                               in this Global
                              in Number of       Amount of increase in     Warrant following        Signature of
                            warrants in this     Number of Warrants in     such decrease or      authorized officer
    Date of Exchange         Global Warrant       this Global Warrant          increase           of Warrant Agent
------------------------- ---------------------- ----------------------- ---------------------- ----------------------





                                    EXHIBIT B

                         FORM OF CERTIFICATE OF TRANSFER

Maxcom Telecomunicaciones, S.A. de C.V.
Magdalena No. 211
Colonia Del Valle
03100 Mexico, D.F.

The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286

          Re: Warrants

          Reference is hereby made to the Warrant Agreement, dated as of March 17, 2000 (the "WARRANT AGREEMENT"), between Maxcom Telecomunicaciones, S.A. de C.V., as issuer (the "Company"), and The Bank of New York, as warrant agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Warrant Agreement.

          ___________________, (the "TRANSFEROR") owns and proposes to transfer the Warrant[s] or interest in such Warrant[s] specified in Annex A hereto, in the principal amount at maturity of $___________ in such Warrant[s] or interests (the "TRANSFER"), to ___________________________ (the "TRANSFEREE"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

                             [CHECK ALL THAT APPLY]

          1. [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE 144A GLOBAL WARRANT OR A DEFINITIVE WARRANT PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Warrant is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Warrant for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Warrant Agreement, the transferred beneficial interest or Definitive Warrant will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Warrant and/or the Definitive Warrant and in the Warrant Agreement and the Securities Act.

2. [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE REGULATION S GLOBAL WARRANT OR A DEFINITIVE WARRANT PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Warrant Agreement, the transferred beneficial interest or Definitive Warrant will be subject to the restrictions on

Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Warrant and/or the Definitive Warrant and in the Warrant Agreement and the Securities Act.

          3. [ ] CHECK AND COMPLETE IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE IAI GLOBAL WARRANT OR A DEFINITIVE WARRANT PURSUANT TO ANY PROVISION OF THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Warrants and Restricted Definitive Warrants and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

     (a) [ ] such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

                                       or

     (b) [ ] such Transfer is being effected to the Company or a subsidiary thereof;

                                       or

     (c) [ ] such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act;

                                       or

     (d) [ ] such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Warrant or Restricted Definitive Warrants and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee in the form of Exhibit D to the Warrant Agreement and (2) if the Company requests, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Warrant Agreement, the transferred beneficial interest or Definitive Warrant will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the IAI Global Warrant and/or the Definitive Warrants and in the Warrant Agreement and the Securities Act.

          4. [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL WARRANT OR OF AN UNRESTRICTED DEFINITIVE WARRANT.

     (a) [ ] CHECK IF TRANSFER IS PURSUANT TO RULE 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Warrant Agreement and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Warrant Agreement and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Warrant Agreement, the transferred beneficial interest or Definitive Warrant will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Warrants, on Restricted Definitive Warrants and in the Warrant Agreement.

     (b) [ ] CHECK IF TRANSFER IS PURSUANT TO REGULATION S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Warrant Agreement and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Warrant Agreement and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Warrant Agreement, the transferred beneficial interest or Definitive Warrant will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Warrants, on Restricted Definitive Warrants and in the Warrant Agreement.

     (c) [ ] CHECK IF TRANSFER IS PURSUANT TO OTHER EXEMPTION. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Warrant Agreement and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Warrant Agreement and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Warrant Agreement, the transferred beneficial interest or Definitive Warrant will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Warrants or Restricted Definitive Warrants and in the Warrant Agreement.

          This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

                                               [Insert Name of Transferor]


                                        By:
                                           -----------------------------------
                                           Name:
                                           Title:


Dated:

                       ANNEX A TO CERTIFICATE OF TRANSFER

1.   The Transferor owns and proposes to transfer the following:

                            [CHECK ONE OF (a) OR (b)]

     (a)  [ ] a beneficial interest in the:

          (i)  [ ] 144A Global Warrant, or

          (ii) [ ] Regulation S Global Warrant, or

          (iii) [ ] IAI Global Warrant; or

     (b)  [ ] a Restricted Definitive Warrant.

2.   After the Transfer the Transferee will hold:

                                   [CHECK ONE]

     (a)  [ ] a beneficial interest in the:

          (i)  [ ] 144A Global Warrant, or

          (ii) [ ] Regulation S Global Warrant, or

          (iii) [ ] IAI Global Warrant, or

          (iv) [ ] Unrestricted Global Warrant; or

     (b)  [ ] a Restricted Definitive Warrant; or

     (c)  [ ] an Unrestricted Definitive Warrant,

     in accordance with the terms of the Warrant Agreement.

                                    EXHIBIT C

                         FORM OF CERTIFICATE OF EXCHANGE

Maxcom Telecomunicaciones, S.A. de C.V.
Magdalena No. 211
Colonia Del Valle
03100 Mexico, D.F.
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286

                  Re:  Warrants

                              (CUSIP ____________)

          Reference is hereby made to the Warrant Agreement, dated as of March 17, 2000 (the "WARRANT AGREEMENT"), between Maxcom Telecomunicaciones, S.A. de C.V., as issuer (the "Company"), and The Bank of New York, as warrant agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Warrant Agreement.

__________________________, (the "OWNER") owns and proposes to exchange the Warrant[s] or interest in such Warrant[s] specified herein, in the amount of $____________ in such Warrant[s] or interests (the "Exchange"). In connection with the Exchange, the Owner hereby certifies that:

          1. EXCHANGE OF RESTRICTED DEFINITIVE WARRANTS OR BENEFICIAL INTERESTS IN A RESTRICTED GLOBAL WARRANT FOR UNRESTRICTED DEFINITIVE WARRANTS OR BENEFICIAL INTERESTS IN AN UNRESTRICTED GLOBAL WARRANT

     (a) [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL WARRANT TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL WARRANT. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Warrant for a beneficial interest in an Unrestricted Global Warrant in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Warrants and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the "Securities Act"), (iii) the restrictions on transfer contained in the Warrant Agreement and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Warrant is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

     (b) [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL WARRANT TO UNRESTRICTED DEFINITIVE WARRANT. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Warrant for an Unrestricted Definitive Warrant, the Owner hereby certifies (i) the Definitive Warrant is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Warrants and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Warrant Agreement and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Warrant is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

     (c) [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE WARRANT TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL WARRANT. In connection with the Owner's Exchange of a Restricted Definitive Warrant for a beneficial interest in an Unrestricted Global Warrant, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Warrants and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Warrant Agreement and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

     (d) [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE WARRANT TO UNRESTRICTED DEFINITIVE WARRANT. In connection with the Owner's Exchange of a Restricted Definitive Warrant for an Unrestricted Definitive Warrant, the Owner hereby certifies (i) the Unrestricted Definitive Warrant is being acquired for the Owner's own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Warrants and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Warrant Agreement and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Warrant is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2. EXCHANGE OF RESTRICTED DEFINITIVE WARRANTS OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL WARRANTS FOR RESTRICTED DEFINITIVE WARRANTS OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL WARRANTS

     (a) [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL WARRANT TO RESTRICTED DEFINITIVE WARRANT. In connection with the Exchange of the Owner's beneficial interest in a Restricted Global Warrant for a Restricted Definitive Warrant in a number equal to the number of beneficial interests exchanged, the Owner hereby certifies that the Restricted Definitive Warrant is being acquired for the Owner's own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Warrant Agreement, the Restricted Definitive Warrant issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Warrant and in the Warrant Agreement and the Securities Act.

     (b) CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE WARRANT TO BENEFICIAL INTEREST IN A RESTRICTED GLOBAL WARRANT. In connection with the Exchange of the Owner's Restricted Definitive Warrant for a beneficial interest in the [CHECK ONE] [ ] 144A Global Warrant, [ ] Regulation S Global Warrant, [ ] IAI Global Warrant in a number equal to the number of beneficial interests exchanged, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner's own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Warrants and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Warrant Agreement, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Warrant and in the Warrant Agreement and the Securities Act.

          This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

                                                [Insert Name of Transferor]


                                           By:
                                              ----------------------------------
                                              Name:
                                              Title:




Dated:

                                    EXHIBIT D

                            FORM OF CERTIFICATE FROM
                   ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR

Maxcom Telecomunicaciones, S.A. de C.V.
Magdalena No. 211
Colonia Del Valle
03100 Mexico, D.F.

The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286

          Re: Warrants

          Reference is hereby made to the Warrant Agreement, dated as of March 17, 2000 (the "WARRANT AGREEMENT"), between Maxcom Telecomunicaciones, S.A. de C.V., as issuer (the "COMPANY"), and The Bank of New York, as warrant agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Warrant Agreement.

          In connection with our proposed purchase of $____________ amount of:

     (a) [ ] a beneficial interest in a Global Warrant, or

     (b) [ ] a Definitive Warrant,

     we confirm that:

          1. We understand that any subsequent transfer of the Warrants or any interest therein is subject to certain restrictions and conditions set forth in the Warrant Agreement and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Warrants or any interest therein except in compliance with, such restrictions and conditions and the United States Securities Act of 1933, as amended (the "SECURITIES ACT").

          2. We understand that the offer and sale of the Warrants have not been registered under the Securities Act, and that the Warrants and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Warrants or any interest therein, we will do so only (A) to the Company or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a "qualified institutional buyer" (as defined therein), (C) to an institutional "accredited investor" (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you and to the Company a signed letter substantially in the form of this letter and, if requested by the Company, an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the provisions of Rule 144(k) under the Securities Act or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any person purchasing the Definitive Warrant or beneficial interest in a Global Warrant from us in a transaction meeting the requirements of clauses (A) through
(E) of this paragraph a notice advising such purchaser that resales thereof are restricted as stated herein.

          3. We understand that, on any proposed resale of the Warrants or beneficial interest therein, we will be required to furnish to you and the Company such certifications, legal opinions and other information as you and the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Warrants purchased by us will bear a legend to the foregoing effect.

          4. We are an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Warrants, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

          5. We are acquiring the Warrants or beneficial interest therein purchased by us for our own account or for one or more accounts (each of which is an institutional "accredited investor") as to each of which we exercise sole investment discretion.

          We agree not to engage in any hedging transactions with regard to the Warrants unless such hedging transactions are in compliance with the Securities Act.

          You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

                                             [Insert Name of Transferor]



                                           By:
                                              ----------------------------------
                                              Name:
                                              Title:



Dated:

                                    EXHIBIT E

                              OFFICERS' CERTIFICATE

     (1)  All of the representations and warranties of the Company contained in
          Section 8(k)(c) of this Agreement shall be true and correct on the Consummation Date.

     (2) The Company shall have performed or complied with all of the agreements, covenants and conditions contained in this Agreement or required in connection with the Restructuring, that are required to be performed or complied with by the Company at or prior to the Consummation Date.

                                    EXHIBIT F

                  FORM OF OPINION OF SANTAMARINA Y STETA, S.C.


(1) The Company is a sociedad anonima de capital variable organized under the laws of Mexico and has been duly incorporated and is validly existing as a corporation in good standing under the laws of Mexico.

(2) The Warrant Agreement has been duly and validly authorized, executed and delivered by the Company and (assuming the due authorization, execution and delivery thereof by the Warrant Agent), is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms within Mexico, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity and the discretion of the court before which any proceedings therefor may be brought.

(3) The Warrants (including the Initial Purchaser Warrants) have been duly and validly authorized, issued and delivered by the Company and (assuming the Warrants are duly countersigned by the Warrant Agent in accordance with the terms of this Agreement), the Warrants (including the Initial Purchaser Warrants) are legal, valid and binding obligations of the Company, entitled to the benefits of the Warrant Agreement and enforceable against the Company in accordance with their terms within Mexico, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity and the discretion of the court before which any proceedings therefor may be brought.

(4) The Warrant Registration Rights Agreement has been duly and validly authorized, executed and delivered by the Company and (assuming the due authorization, execution and delivery thereof by the Initial Purchasers), the Warrant Registration Rights Agreement is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms in Mexico, except that (A) enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity and the discretion of the court before which any proceedings therefor may be brought and
(B) any rights to indemnity or contribution thereunder may be limited by federal and state securities laws and public policy considerations.

(5) The Warrants (including the Initial Purchaser Warrants) are exercisable into Warrant Shares consisting of CPOs in accordance with the terms of the Warrant Agreement. The CPOs have been duly and validly authorized for issuance and when issued and delivered by the CPO Trust against payment therefor upon due exercise of the Warrants (including the Initial Purchaser Warrants) in accordance with the terms thereof, will be fully paid, non-assessable and not subject to any preemptive or similar rights. All of the issued and outstanding shares of the Series C Stock and Series N Capital Stock have been deposited in the CPO Trust have been duly authorized and validly issued and are fully paid and non-assessable and not subject to any preemptive or similar rights.

(6) The consummation of the Restructuring will not violate, conflict with or constitute a breach of any of the terms or provisions of, or result in a default under (or an event that with notice or the lapse of time, or both, would constitute a default), or require consent under, or result in the creation or imposition of any lien on any property or assets of the Company or its subsidiaries or an acceleration of any indebtedness of the Company or the subsidiaries pursuant to, (i) the Articles of the Company or its subsidiaries,
(ii) any obligation, agreement, covenant or condition contained in any bond, debenture, note, indenture, mortgage, deed of trust, loan or credit agreement, lease, license, franchise agreement, telephony, microwave or similar concession, authorization, permit, certificate or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which any of them is bound or to which any of their assets or properties is subject, (iii) any law, statute, rule or regulation applicable to the Company or its subsidiaries or their respective assets or properties or (iv) any judgment, order or decree of any domestic or foreign court or governmental agency or authority having jurisdiction over the Company or its subsidiaries or their respective assets or properties. No consent, approval, authorization or order of, or filing, registration, qualification, license or permit of or with, any federal, state or local court in Mexico, or any governmental agency, body, administrative agency or authority in Mexico, including without limitation, the Secretaria de Comercio y Fomento Industrial, Comision Federal de Competencia and the Secretaria de

Comunicaciones y Transportes, is required to be obtained or made by the Company, in connection with the consummation of the Restructuring or of any of the transactions contemplated hereby or thereby, except such as have been or will be obtained or made on or prior to the Consummation Date. No consents or waivers from any other person are required for performance of this Agreement, or for the consummation the Restructuring or of any of the transactions contemplated hereby or thereby, other than such consents and waivers as have been obtained or will be obtained prior to the Consummation Date.

(7) The CPO Trust been duly and validly authorized, executed and delivered and is a legal, valid and binding obligation of the trustee thereof, enforceable against such trustee in accordance with its terms.

(8) The consummation of the Restructuring and the performance of the Company's obligations under this Agreement have been duly and validly authorized by the Company.